Exhibit 99.17

Management’s Discussion and Analysis
Management Analysis of the Financial Situation and Operating Results

ACASTI PHARMA INC.

Three-month periods ended May 31, 2011 and 2010

MANAGEMENT’S DISCUSSION AND ANALYSIS

This analysis is presented in order to provide the reader with an overview of the financial results and changes to the financial position of Acasti Pharma Inc. (”Acasti” or "the Company”) as at May 31, 2011 and for three-month period then ended. This analysis explains the material variations in the financial statements of operations, financial position and cash flows of Acasti for the three-month periods ended May 31, 2011 and 2010. The Company effectively commenced active operations with the transfer of an exclusive worldwide license from its parent company Neptune Technologies & Bioressources Inc. (”Neptune”) in August 2008. The Company was inactive prior to this date.

This analysis, completed on August 12, 2011, must be read in conjunction with the Company’s financial statements for the three-month periods ended May 31, 2011 and 2010. The Company’s financial statements were prepared in accordance with International Financing Reporting Standards (IFRS). Company financial results are published in Canadian dollars. All amounts appearing in this Management Discussion and Analysis are in thousands of Canadian dollars, except share and per share amounts or unless otherwise indicated.

On January 1st, 2011, as issued by the International Accounting Standards Board (IASB), IFRS became the basis of preparation of financial statements for publicly accountable enterprises in Canada.  The information presented in this analysis, including information relating to comparative periods in 2010, is presented in IFRS unless otherwise noted as being presented under Canadian generally accepted accounting principles (Canadian GAAP) and not IFRS.  A discussion regarding the Company’s transition to IFRS, including the impact of significant accounting policies choices and the selection of IFRS 1 election and exemption can be found in the “International Financial Reporting Standards” section of this analysis and in note 9 of the interim financial statements.

Additional information on the parent company including information on the Company can be found on the SEDAR website at www.sedar.com under Acasti Pharma Inc.

In March 2011, the Company completed its listing application on the TSX-Venture Exchange. As a result the Company had its shares listed on the TSX-Venture Exchange on March 31, 2011 under the symbol APO.

Overview.

In August 2008, Neptune transferred an exclusive worldwide license to its subsidiary, Acasti, to research and develop new active pharmaceutical ingredients (API) based on Neptune’s proprietary omega-3 phospholipid technology and intellectual property (the “License”). Further to product development Acasti initiated Investigational New Drug (IND)-enabling research aiming towards IND/Clinical Trial Application (CTA) allowance by the US Food and Drug Administration (FDA) and Health Canada in order to further validate the safety and effectiveness of its APIs for the prevention and treatment of cardiovascular conditions in Phase I and II a/b clinical studies. Acasti new pharmaceutical products are prepared for licensing to potential pharmaceutical alliances as over-the-counter (OTC), medical food and drug products. The products developed by Acasti require the approval from the U.S. FDA before clinical studies are conducted and approval from similar regulatory organizations before sales are authorized. The Company will have to finance its activities of research and development as well as its clinical studies.

Neptune proceeded with this transaction in order to segregate its cardiovascular pharmaceuticals activities from its nutraceutical activities which, in the opinion of Neptune’s management, will allow the financial community to differentiate the Company’s cardiovascular pharmaceutical activities from Neptune’s core nutraceutical business and will also enable the parent company Neptune and the Company to conclude separately nutraceutical and pharmaceutical strategic alliances, respectively.

Operations

The status of the Company’s new pharmaceutical products; Over-the-counter (OTC), medical foods, and prescription drug products, is as follows:

During the third quarter of the 2011 fiscal year, the Company made significant progress in its scientific research and development programs and has achieved several value-creating milestones within the over-the-counter (“OTC”), medical food and prescription drug programs (Rx). Acasti has advanced negotiations for a deal with an undisclosed partner to commercialize an OTC product. The product is presently in final development and is scheduled for market launch in early 2012. Negotiations are ongoing with more selected pharmaceutical partners looking at licensing rights for further development and commercialization of Rx, OTC and Medical Foods.

Acasti reported preclinical results showing that its leading drug candidate, CaPre™, performed better than the currently marketed drug, Lovaza®, by increasing the HS-Omega-3 Index® 105% more than Lovaza®. The index measures an emerging risk factor for sudden death from coronary heart disease.  These results indicate that on a per gram basis [total eicosapentaenoic acid (“EPA”) and docosahexaenoic acid (“DHA”)], CaPre™ scored 105% higher than Lovaza® on the HS-Omega-3 Index®; CaPre™ increased the index by 63% versus a 31% increase by Lovaza®.  Considering that a unit increase of the HS-Omega-3 Index® is associated with about a 40% lower risk for sudden cardiac death (C. Albert et. al., NEJM, 2002), the current data suggest that a low dose of CaPre™ may help to prevent this condition and other heart-related morbidities. Lovaza® is the only FDA approved prescription fish oil solely indicated for the treatment of severe hypertriglyceridemia (very high triglycerides >500mg/dl).

Acasti completed the preclinical program designed to compare the cardiometabolic effects of Acasti’s drug candidate CaPre™ versus prescription drug Lovaza®.  Blood lipids were monitored in two animal models in order to assess and compare the efficacy of CaPre™ and Lovaza® over a 12-week treatment period. A low daily human equivalent dose of 1g CaPre™ reduced LDL-C (bad cholesterol) levels by 40% and increased HDL-C (good cholesterol) by 180% in a normal rat model (“SD”) while 4gr of Lovaza® did not show any significant effect. An even lower daily human equivalent dose of 0.5g CaPre™ was shown to be as efficient as 4g of Lovaza® in reducing triglycerides levels by 40-50% in obese rats with severe diabetes and high triglycerides (“ZDF”). The results suggest that a low (0.5g to 1g) daily dosing of CaPre™ is more effective than 4g Lovaza® in elevating HDL-C and lowering LDL-C and triglycerides.  Taken together with the superior effects on regulating glucose tolerance and HS-Omega-3 index the data suggest that CaPre™ may be an effective alternative for the management of cardiometabolic disorders due to its therapeutic versatility and multiple applications including also a superiority over Lovaza® on Omegas-3 Index and impaired glucose tolerance.

Acasti entered the pharmaceutical market with the pre-launch of Onemia™, the company’s first medical food, which was announced on October 21, 2010 at the Cardiometabolic Health Congress meeting in Boston. Onemia™ is a pharmaceutical marine-based omega-3 phospholipid concentrate classified as a novel medical food, regulated by FDA and clinically proven safe and effective for the management of unmet medical needs associated with chronic cardiometabolic disorders. As a medical food, it is intended to fulfill the unique omega-3 and phospholipid requirements of illnesses associated with cardiometabolic disorders. Onemia™ is formulated in a hard gelatin capsule to be taken alone or in combination with currently approved and prescribed cardiovascular drugs administered only under physician supervision and dispensed by medical recommendation and in some cases by prescription, in compliance with applicable FDA regulations. Onemia™ is manufactured by Neptune and sold to Acasti.

Onemia™ targets cardiometabolic disorders and will be well positioned in this multibillion dollar market. Onemia™ will first be distributed through a unique subcontracted marketing and direct sale approach focused in most major metropolitan areas in the U.S. and move nationwide in a second phase. Onemia™ will later be available in pharmacies behind-the-counter through distributors. Acasti is also currently seeking partners to commercialize Onemia™ outside the United States.

The success of Onemia™ will provide short-term revenues which will contribute to Acasti’s further research and development projects while establishing a validation of Acasti’s omega-3: phospholipid pipeline in the healthcare industry paving the road for CaPre™, the prescription drug candidate in development. Onemia™ is the first of a line of products Acasti will commercialize.

Basis of presentation of the financial statements

The Company’s assets as at May 31, 2011 include cash and short-term investments for an amount of $2,423 mainly generated by the exercise of Series 2, 3 and 5 warrants during the previous fiscal year ended February 28, 2011.  The Company also has sales taxes and tax credits receivable for an amount of $110 as at May 31, 2011.  The Company’s liabilities at May 31, 2011 are comprised primarily of amounts due to Neptune of $750 and other creditors for $632 as well as royalties payable to parent company for $179. The Company has incurred operating losses and negative cash flows from operations since inception. The Company’s expected level of expenses includes those associated with the conduct of a clinical research trial of its drug candidate.  The Company plans to rely on its available cash as well as on the current financing from the Rights Offering (see subsequent event section), future revenues of its first Medical Food Onemia™ as well as the continued financial support of Neptune to pursue its operations, including obtaining additional funding, if required.

The financial statements have been prepared on a going concern basis, which assumes the Company will continue its operations in the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. These financial statements do not include any adjustments to the carrying values and classification of assets and liabilities and reported revenues and expenses that may be necessary if the going concern basis was not appropriate for these financial statements should the Company not receive additional financing from the rights offering or from Neptune or other sources.

The Company is subject to a number of risks associated with the successful development of new products and their marketing, the conduct of its clinical studies and their results, the meeting of development objectives set by Neptune in its license agreement, and the establishment of strategic alliances. The Company will have to finance its research and development activities and its clinical studies. To achieve the objectives of its business plan, the Company plans to establish strategic alliances, raise the necessary capital and make sales. It is anticipated that the products developed by the Company will require approval from the U.S. Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized.

SELECTED FINANCIAL INFORMATION
(In thousands of dollars, except per share data)
	Three-month period ended May 31
	2011 (unaudited)	2010 (unaudited)
	$	$
Revenue from research contracts	83	-
EBITDA(1)	(695)	(350)
Net loss and comprehensive loss	(1,023)	(542)
Net loss per share and diluted loss per share	(0.02)	(0.01)
Total assets	10,442	10,831
Working capital(2)	1,687	(4,213)
Long term debt	179	239
Shareholders’ Equity	8,882	3,574
Book value per Class A share(3)	0.14	0.08

(1)
The EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies. Acasti obtains EBITDA measurement by adding to net loss, financial expenses, amortization and income taxes. Acasti also excludes the effects of certain non-monetary transactions recorded, such as gain or loss on foreign exchange and stock-based compensation, for its EBITDA calculation.

(2)
The working capital is presented for information purposes only and represents a measurement of the Company’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies.

(3)
The book value per share is presented for information purposes only and is obtained by dividing the book value of shareholders equity by the number of outstanding Class A shares at the end of the fiscal year. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies.

RECONCILIATION OF THE EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (EBITDA)

A reconciliation of this EBITDA is presented in the table below. The Company uses adjusted financial measures to assess its operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Company uses EBITDA to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Company believes it provides meaningful information on the Company financial condition and operating results.

Acasti obtains its EBITDA measurement by adding to net loss, financial expenses, amortization and income taxes. Acasti also excludes the effects of certain non-monetary transactions recorded, such as gain or loss on foreign exchange and stock-based compensation, for its EBITDA calculation. The Company believes it is useful to exclude these items as they are either non-cash expenses, items that cannot be influenced by management in the short term, or items that do not impact core operating performance. Excluding these items does not imply they are necessarily nonrecurring.

RECONCILIATION OF EBITDA
 (In thousands of dollars, except per share data)
	Three-month period ended May 31
	2011 (unaudited)	2010 (unaudited)
	$	$
Net loss	(1,023)	(542)
Add (deduct):
Financial expenses	–	5
Depreciation and amortization	167	167
Stock-based compensation	148	20
Foreign exchange (gain) loss	13	–
EBITDA	(695)	(350)

SELECTED QUARTERLY FINANCIAL DATA
(In thousands of dollars, except per share data)

Three-month period ended May 31, 2011

	Total	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	$	$	$	$	$
Revenue from research contracts	83	83	–	–	–
EBITDA(a)	(695)	(695)	–	–	–
Net loss	1023	1023	–	–	–
Loss per share basic and diluted	(0.02)	(0.02)	–	–	–

Fiscal year ended February 28, 2011

	Total	First Quarter	Second Quarter(b)	Third Quarter(b)	Fourth Quarter(b)
	$	$	$	$	$
Revenue from research contracts	28	–	–	--	28
EBITDA(a)	(2,254)	(350)	(457)	(565)	(882)
Net loss	(2,562)	(542)	(493)	(601)	(926)
Loss per share basic and diluted	(0.05)	(0.01)	(0.01)	(0.01)	(0.02)

Fiscal year ended February 28, 2010(b)

	Total	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	$	$	$	$	$
Revenue from research contracts	–	–	–	–	–
EBITDA(a)	(1,588)	(277)	(487)	(394)	(430)
Net loss	(1,585)	(302)	(471)	(400)	(412)
Loss per share basic and diluted	(0.07)	(0.03)	(0.05)	(0.02)	(0.01)

(a)
The EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies. Acasti obtains its EBITDA measurement by adding to net loss, financial expenses, amortization and income taxes. Acasti also excludes the effects of non-monetary transactions recorded, such as gain or loss on foreign exchange and stock-based compensation, for its EBITDA calculation.

(b)	Presented under Canadian GAAP.

COMMENTS ON THE SIGNIFICANT VARIATIONS OF RESULTS FROM OPERATIONS BETWEEN THE THREE-MONTH PERIODS ENDED MAY 31, 2011 AND 2010

Revenues
The Company generated revenues of $83 from research contracts from the research it is executing for its parent company and for a company under common control during the three-month period ended May 31, 2011.  The Company did not generate any revenue during the three-month period ended May 31, 2010.

Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA)
EBITDA decreased by $345 for the three-month period ended May 31, 2011 to $(695) compared to $(350) for the three-month period ended May 31, 2010. The reason for the three-month period decrease is mainly due to the increase in administrative expenses of $347 and in research and development expenses of $214.

The increase in administrative expenses is mainly attributable to an increase in salaries and benefit ($59) and professional fees ($110). The increase in research and development expenses is mainly attributable to increased research and development expenses in salaries and benefits ($56) and research and development expenses in contracts ($228).

The research and development expenses are mainly attributable to the initiation of the pharmaceutical development program of the Company. The administration expenses, initially supported by Neptune, are mainly attributable to the salaries and other expenses to set up a new location in order to proceed with different studies. The Company is pursuing its research and development program, and did not generate sales revenue with the exception of the revenues from the research contract it is executing on the behalf of Neptune.  Therefore only minimum royalties required by the licence transfer by the Parent Company are owed until such revenue occurs.

Net Loss
The Company realized a net loss for the three-month period ended May 31, 2011 of $1,023 or $0.02 per share compared to a net loss of $542 or $0.01 per share for the three-month period ended May 31, 2010. These results are mainly attributable to the factors described above in the EBITDA section and by the increase in the stock-based compensation expenses of $128.

Capital Stock Structure

The authorized capital stock consists of an unlimited number of Class A, Class B, Class C, Class D and E without par value. Issued and outstanding fully paid shares, outstanding warrants and outstanding stock options were as follows:

	May 31, 2011	March 1, 2011	May 31, 2010
Class A shares (voting, participating and without par value)	64.434,444	59,174,444	47,675,670

Class B multi-voting, non-participating, convertible and redeemable shares-reclassified as liabilities	-	5,000,000	5,000,000

Class C non-voting, non-participating, convertible and redeemable shares-reclassified as liabilities	-	260,000	260,000

Stock options granted and outstanding	825,000	800,000	850,000

Series 2 warrants exercisable at $0,40 until November 17, 2010	-	-	9,025,396
Series 3 warrants exercisable at $0,40 until December 31, 2010	-	-	12,500,000
Series 4 warrants exercisable at $0,25 until December 31, 2013	6,000,000	6,000,000	6,000,000
Series 5 warrants exercisable at $0,30 until December 31, 2010	-	-	3,000,000

On March 21 2011, the outstanding Class B and Class C shares, 5,000,000 and 260,000, respectively, were converted into Class A shares by their holders on a 1 for 1 basis (the “Conversion”).  Following the Conversion, the liability for convertible redeemable shares in the amount of $4,052 was extinguished and the number of class A share of the Company was 64,434,444.

Cash Flow and Financial Condition between the three-month periods ended May 31, 2011 and 2010

Operating activities

During the three-month periods ended May 31, 2011 and 2010, the Company’s operating activities required a cash outflow of $716 and $354, respectively, consisting of the net loss incurred for the year and the net changes in operating assets and liabilities for the period. The changes in operating assets and liabilities for the three-month period ended May 31, 2011, amounting to an increase of $301, are mainly due to the increase in trade and other payables ($121), in payable to parent company ($314) principally offset by an increase in inventories ($293) and  in tax credit receivable ($131).  The changes in operating assets and liabilities for the three-month period ended May 31, 2010, amounting to a increase of $213, are mainly due to the decrease in tax credit receivable ($101), to the decrease in trade and other payables ($70) and payable to the parent company ($77).

Investing activities

During the three-month periods ended May 31, 2011 and 2010, the Company’s investing activities generated an increase in liquidities of $500 and a decrease in liquidity of $1, respectively. Those changes in investing activities are mainly due to the maturity of short-term investments of $491 for the three-month periods ended May 31, 2011.

Financing activities

During the three-month periods ended May 31, 2011 and 2010, the Company’s financing activities generated an increase in liquidities of $0 and $1 respectively.

Overall, as a result, the Company increased its cash by $84 since March 1st, 2011, and while it had decreased its cash by $140 from March 1st, 2010 to May 31, 2010. Total liquidities as at May 31, 2011, comprised of cash and short-term investments, amounted to $2,423. See basis of presentation for additional discussion of Company’s financial condition.

To date, the Company has financed its operations primarily through the exercise of warrants issued to Neptune and its shareholders, the private offerings of shares, as well as research tax credits, revenues from research contracts and interest income. The future profitability of the Company is dependent upon such factors as the success of the clinical trials, the approval by regulatory authorities of products developed by the Company, the ability of the Company to successfully market, sell and distribute products, and the ability of the Company to obtain the necessary financing to complete its projects.

Financial Position

The following table details the significant changes to the balance sheet as at May 31, 2011 compared to February 28, 2011:

Accounts	Increase	Comments
	(Decrease)
	(In thousands of dollars)
Cash	84	See cash flow statement
Short-term investments	(491)	Maturity of short-term investments
Sales taxes and other receivables	(3)	Sales taxes and various deposits
Tax credits receivable	(132)	Tax credits received
Accounts payable and accrued liabilities	436	Parent Company assumed expenses
Royalties payable to parent company		and increase in other payable
	51	Minimum royalties owed

Contractual Obligations, Off-Balance-Sheet Arrangements and Commitments

License agreement
The Company is committed under a license agreement to pay Neptune until the expiration of Neptune's patents on licensed intellectual property, a royalty equal to the sum of (a) in relation to sales of products in the licensed field, the greater of: (i) 7.5% of net sales, and (ii) 15% of the Company's gross margin; and (b) 20% of revenues from sub-licenses granted by the Company to third parties. After the expiration of Neptune's patents on licensed intellectual property in 2022, the license agreement will automatically renew for an additional 15 years, during which period royalties will be determined to be equal to half of those calculated with the above formula.

In addition, the license agreement provides for minimum royalty payments notwithstanding the above of: year 1 - nil; year 2 - $50,; year 3 - $200,; year 4 - $300,; year 5 - $900, and year 6 and thereafter - $1,000. Minimum royalties are based on contract years based on the effective date of the agreement, August 7, 2008.

The Company has the option to pay future royalties in advance, in cash or in kind, in whole or in part, based on an established economic model contained in the license agreement.

The Company can also abandon its rights under all or part of the license agreement and consequently remove itself from the obligation to pay all or part of the minimum royalties by paying a penalty equal to half of the next year's minimum royalties.

In addition, the Company is committed to have its products manufactured by Neptune at prices determined according to different cost-plus rates for each of the product categories under the license agreement.

Research and development agreements
In the normal course of business, the Company has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products. The Company has reserved certain rights relating to these projects.

The Company initiated many research and development projects that will be conducted over a 12 to 24 month period for a total of $3,349.  As at May 31, 2011, an amount of $153 is included in “Trade and other payables” in relation to these projects.

Rental agreement
The Company has entered into a lease agreement, which provides for minimum payments of $9 for the rental of premises in 2012.

Related Party Transactions

The Company was charged by Neptune for certain costs incurred by Neptune for the benefit of the Company. $224 during the three-month period ended May 31, 2011 ($124 for administrative costs and $100 for research and development costs) and $290 during the three-month period ended May 31, 2010 ($69 for administrative costs and $222 for research and development costs).  These transactions are in the normal course of operations and are measured at the exchange amount of consideration established and agreed to with Neptune. Where Neptune incurs specific incremental costs for the benefit of the Company, it charges those amounts directly. Costs that benefit more than one entity of the Neptune group are being charged by allocating a fraction of costs incurred by Neptune that is commensurate to the estimated fraction of services or benefits received by each entity for those items.  These charges do not represent all charges incurred by Neptune that may have benefited the Company, because, amongst others, Neptune does not allocate certain common office expenses and does not charge interest on indebtedness. Also, these charges do not necessarily represent the cost that the Company would otherwise need to incur should it not receive these services or benefits through the shared resources of Neptune or receive financing from Neptune.

The Company charged Neptune and a company under common control for research and development work performed for their benefits in the amount of $63 and $20, respectively, during the three-month period ended May 31, 2011 (2010 - nil). These transactions are in the normal course of operations and are measured at the exchange amount of consideration established and agreed to with Neptune and a company under common control.

Payable to parent company has no specified maturity date for payment or reimbursement and does not bear interest. This amount has been measured at the exchange amount and classified as current liabilities.

Subsequent Event

On July 5, 2011, the Company issued to the holders of its outstanding Class A shares transferable rights to subscribe for Class A shares.  Each registered holder of Class A shares received one Right for each Class A share held.  Ten Rights plus the sum of $1.25 are required to subscribe for one Class A share.  The Rights expire at 4:00 p.m. (Montreal time) on September 14, 2011, after which time unexercised Rights will be void and of no value.

Use of estimates and measurement of uncertainty

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities and the reported amounts of contingent assets and liabilities at the date of the financial statements, as well as the recorded amounts of earnings and expenses during the period. Significant areas of the financial statements requiring the use of management estimates include the use of the going concern basis, determining the fair value of financial instruments and estimating the fair value of stock-based awards, assessing the recoverability of research tax credits receivable and future income tax assets as well as allocating Neptune’s salaries, stock-based compensation and other common charges to the Company. Consequently, actual results could differ from those estimates.

Critical Accounting Policies

Research and development expenses
Research expenses are charged to income in the period of expenditure less related tax credits. Development costs are charged to income as incurred unless a development project meets generally accepted accounting criteria for deferral and amortization. The Company has not deferred any development costs since inception.

Tax credits
Tax credits are accounted for using the cost reduction method. Under this method, tax credits related to eligible expenses are accounted for as a reduction of related costs in the year during which the expenses are incurred as long as there is reasonable assurance of their realization.

Stock-based compensation
The Company has a stock-based compensation plan, which is described in note 5 of the Financial Statements. The Company accounts for stock options granted to employees and non-employees based on the fair value method, with fair value determined using the Black-Scholes model. For stock options granted to non-employees, the Company measures the fair value of the equity instruments granted or the fair value of the goods and services rendered whichever is the more reliably measured. Under the fair value method, compensation cost is measured at fair value at date of grant and is expensed over the award’s vesting period with a corresponding increase in contributed surplus. The Company does not estimate forfeitures as of the grant date and accounts for their impact as they occur.

Also, the Company records as stock-based compensation expense a portion of the expense being recorded by Neptune that is commensurate to the fraction of overall services that the grantees provide directly to the Company and the offset to contributed surplus reflecting Neptune's contribution to the Company.

Income taxes
The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on the differences between the carrying value and tax bases of assets and liabilities and they are measured using substantively enacted tax rates and laws that are expected during the periods when the temporary differences are expected to be realized or settled. A valuation allowance is provided to the extent that it is more likely than not that all or part of the future income tax assets will not be realized.

International Financial Reporting Standards

The Company’s May 31, 2011 interim financial statements are the Company’s first interim financial statements prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). The comparative periods included in these interim financial statements have been restated to IFRS and the Company has applied IFRS 1, First-time Adoption of International Financial Reporting Standards. The Company’s previously issued interim and annual financial reports for periods prior to and including year-end February 28, 2011, were prepared in accordance with Canadian GAAP.

In preparing its consolidated interim financial statements in accordance with IFRS 1, the Company applied the mandatory exceptions and elected to apply the following optional exemptions from full retroactive application:

(i)            Borrowing costs:
The Company has elected to apply the transitional provisions of IAS 23, Borrowing Costs to qualifying assets being acquired since the date of transition to IFRS.

(ii)           Share-based payment:
The Company did not apply IFRS 2, Share-based Payment (“IFRS 2”) to stock options that had vested as at March 1, 2010.

(iii)          Designation of financial assets and financial liabilities:
The Company has elected to re-designate cash and cash equivalents and short-term investments from held-for-trading category to loans and receivables. As the historical cost carrying amount under IFRS equals the fair value of those instruments under Canadian GAAP at the date of transition, there is no adjustment resulting from this election.

Consequently, the balance of non-controlling interest of nil under Canadian GAAP as at February 28, 2010 becomes the balance under IFRS at the date of transition.

As required by IFRS 1, estimates made under IFRS at the date of transition must be consistent with estimates made for the same date under Canadian GAAP (its previous GAAP), unless there is evidence that those estimates were in error.

In preparing its opening IFRS consolidated statement of financial position, the Company has adjusted amounts reported previously in the consolidated financial statements prepared in accordance with Canadian GAAP.

The following table provides a reconciliation of equity for comparative periods and of equity at the date of transition reported under Canadian GAAP to those reported under IFRS:
	March 1, 2010	May 31, 2010	February 28, 2011

Equity under Canadian GAAP	$(3,830)	$(4,182)	$(1,798)

Adjustments:
Intangible asset	8160	7995	7502
Valuation of Series II warrants	(234)	(239)	–

Equity under IFRS	$4,096	$3,574	$5,704

The following table provides a reconciliation of the Company’s total comprehensive income (loss) for the comparative period under Canadian GAAP to those reported for the three-month period ended May 31, 2011 and the year ended February 28, 2011 under IFRS:
	Three-month month period May 31, 2010	Year ended February 28, 2011

Comprehensive loss under Canadian GAAP	$(353)	$(2,373)

Adjustments:
Intangible asset	(164)	(657)
Share-based payments	(20)	(75)
Series II warrants	(5)	107

Net loss under IFRS	$(542)	$(2,998)

Intangible Assets

Under IFRS, there are no special recognition requirements for related party transactions. Therefore the acquisition form Neptune of the license to use its intellectual property is subject to the requirements of IAS 38, Intangible Assets.

Under previous Canadian GAAP, the transfer of the license to the Company from its parent company was measured at the carrying amount.  No value was attributed to the license as the intellectual property being licensed had a carrying of nil in the books of Neptune since it was internally generated.

In accordance with IAS 38, the transaction was treated as a separate acquisition of an intangible asset and was initially recognized at cost, being the fair value of convertible redeemable shares of $9,200 issued in consideration for the purchase.

The Company amortizes the cost of the license over its estimated useful life resulting in a net adjustment to deficit and assets at the date of transition of $8,160.  For the comparative periods, amortization caused an increase of general and administrative costs of $164 during the three-month period ended May 31, 2010, and $657 during the year ended February 28, 2011.

Share based payment – equity instruments

As permitted by IFRS 1, the Company elected to apply the exemptions for share-based payments for equity instruments granted after November 7, 2002 that vested before the transition to IFRSs.

In some cases, stock-based awards vest in installments over a specified vesting period.  Under IFRS, when the only vesting condition is service from the grant date to the vesting date of each tranche awarded, each installment of the award is accounted for as a separate share-based payment arrangement, otherwise known as graded vesting. In addition, under IFRS, forfeitures are estimated at the time of the grant, which is revised if subsequent information indicates that actual forfeitures are likely to differ from the estimate. Under previous Canadian GAAP, the Company accounted for stock-based awards that vested in installments as a single award with a vesting period based on the total life of the award.  In addition, forfeitures were not considered at the time of grant but accounted for as they occurred, as permitted under Canadian GAAP.

Under previous Canadian GAAP, no expense was recognized for share-based awards pending shareholders’ approval, unless approval was assured. Under IFRS, share-based awards are recognized when the services are received and may result in the recognition of an expense prior to the grant date. The entity estimates the grant-date fair value of the equity instruments for the purpose of recognizing the services from the service commencement date until grant date by assuming that the end of the reporting period is the grant date. Until the grant date has been established, the entity revises the earlier estimates so that the amounts recognized for services received are based on the grant-date fair value of the equity instruments. This revision is treated as a change in estimate and the impact on the share-based payment expense is adjusted in each period accordingly.

The effects of those differences were an increase to contributed surplus and stock based compensation expense in the amount of $20 for the three-month period ended May 31, 2011 and $75 for the year ended February 28, 2011.

Warrants

The Company issued warrants that are still outstanding at the date of transition. Under previous Canadian GAAP, these warrants were equity-classified, recorded at their initial fair value in shareholder’s equity and were not re-measured subsequently. Under IFRS, the Company determined that all warrants issued by the Company met the criteria for equity classification with the exception of the Series II warrants. These warrants are not equity-classified under IFRS as the settlement alternatives for these warrants also provide for a cash-settlement option for the issuer. As a result, the warrants are classified as a liability and accounted as freestanding derivative financial instruments with changes in fair value recognized in income at each reporting date.

The Company valued the Series II warrants at the date of transition, at each subsequent interim reporting date, and immediately before settlement, using option valuation model. The estimated fair value is recorded in the statement of financial position in “Derivative financial liabilities”. Because the warrants had a nil carrying amount in equity, the only reclassification from equity upon transition was to charge the estimated fair value of $234 to retained earnings at that date.

Subsequent changes in the estimated fair value of the Series II warrants through to expiry were recorded as adjustments to finance costs in the statement of comprehensive income. Consequently, a fair value increase of $5 was recognized as an adjustment for the three month period ended May 31, 2010, and an amount of $107 was recognized as an adjustment for the year ended February 28, 2011.

Classification of royalties payable to parent company and convertible redeemable shares

Under IFRS, an entity classifies its financial liabilities as current when they are due to be settled within twelve months after the reporting period, even if the original term was for a period longer than twelve months, and an agreement to refinance, or to reschedule payments, on a long-term basis is completed after the reporting period and before the financial statements are authorized for use. As a result, both the royalties payable to parent company and the convertible redeemable shares have been reclassified to current liabilities.

Under previous Canadian GAAP, a short-term obligation which is scheduled to mature within one year from the balance sheet date should be excluded from current liabilities only if the debtor intends to refinance the obligation on a long-term basis and such intent is supported by an ability to consummate the financing and if the creditor has waived its right to demand payment for more than one year from the balance sheet date.

Future Accounting Changes

See note 3q) “New standards and interpretations not yet adopted” to the interim financial statements

Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with GAAP in its financial statements.

The Company is not required, pursuant to MI 52-109, to certify the design and evaluation of the Company’s Disclosure Controls and Procedures and Internal Control over Financial Reporting, and has not completed such an evaluation. Inherent limitations on the ability of the certifying officers to design and implement on a cost effective basis Disclosure Controls and Procedures and Internal Control over Financial Reporting for the Company may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Changes in Internal Control over Financial Reporting

During the three-month period ended May 31, 2011, the President and the CFO evaluated whether there were any material changes in internal control over financial reporting pursuant to MI 52-109. They individually concluded that there was no change during the three-month period ended May 31, 2011 that affected materially or is reasonably likely to affect materially the Company’s internal controls over financial reporting and disclosure controls and procedures.

Risk Factors

The information contained in the Financial Statements and the MD&A for the three-month period ended May 31, 2011 should be read in conjunction with all of the Company and the parent company Neptune’s public documentation and in particular the risk factors sections in the Company’s Listing Application and in the parent company Neptune Annual Information Form. This information does not represent an exhaustive list of all risks related to an investment decision in the Company.

Credit risk:

Credit risk is the risk of an unexpected loss if counterparty to a financial instrument fails to meet its contractual obligations. There are no financial instruments other than cash and short-term investments that potentially subject the Company to credit risk. As at May 31, 2011, the Company does not have any trade receivables.  The Company’s maximum exposure to credit risk corresponded to the carrying amount of cash and short-term investments.

Exchange risk:

As at May 31, 2011, the Company is not exposed to any significant exchange risk, as it did not have any significant assets or liabilities denominated in foreign currencies.

Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates.  The Company’s short term investments bear interest at short-term fixed interest rates. The capacity of the Company to reinvest the short-term amounts with equivalent returns will be impacted by variations in short-term fixed interest rates available on the market.

Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Company's operating budgets, and reviews the most important transactions outside the normal course of business.

Financial risk:

The success of the Company is dependent on its ability to bring his products to market, obtain the necessary approvals, and achieve future profitable operations. This is dependent on the Company’s ability to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs, nor the Company’s ability, to fund these programs going forward.

Management intends to continue the careful management of risks relating to liquidity, foreign exchange and interest rates.

Fair value of financial instrument risk:

The Company has determined that the carrying values of short-term financial assets and liabilities, including cash, trade and other receivables as well as accounts payable and accrued liabilities, approximate their fair value because of the relatively short period to maturity of the instruments.  Stock-based compensation instruments, warrants, call options and incentive options are stated at estimated fair value, determined by Black-Scholes option pricing model based on certain assumptions, see note 5 to the financial statements for more information.

Product Liability

The parent company Neptune has secured a $5,000 product liability insurance policy, which also covers its subsidiaries, renewable on an annual basis, to cover civil liability relating to its products. The parent company Neptune also maintains a quality-assurance process that is QMP certified by the Canadian Food Inspection Agency (CFIA). Additionally, the parent company Neptune has obtained Good Manufacturing Practices accreditation from Health Canada.

Forward – Looking Information

This Management Analysis contains prospective information. Prospective statements include a certain amount of risk and uncertainty and may result in actual future Company results differing noticeably from those predicted. These risks include, but are not limited to: the time required completing important strategic transactions, and changes to economic conditions in Canada, the United-States and Europe (including changes to exchange and interest rates).

The Company based its prospective statement on the information available when this analysis was drafted. The inclusion of this information should not be considered a declaration by the Company that these estimated results have been achieved.

Additional Information

Updated and additional information on the Company and the parent company Neptune Technologies and Bioressources is available from the SEDAR Website at http://www.sedar.com.

As at August 12, 2011, the total number of class A shares issued by the Company and in circulation was 64,454,444.  The Company also has 3,185,000 stock options, 5,980,000 Series 4 warrants and 64,454,444 rights outstanding.

/s/ Tina Sampalis                                                                         /s/ Xavier Harland

Tina Sampalis                                                                              Xavier Harland
President                                                                                     Chief Financial Officer